

19006243

**PUBLIC**

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 05 2019
Washington DC
406

| SEC FILE NUMBER |
|---|
| 8-48969 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG Capital International Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, 9th Floor
(No. and Street)

| Miami | Florida | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Tuesta (305) 482-8013
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 333 SE 2nd Avenue, Suite 3000 | Miami | Florida | 33131 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Marco Tuesta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG Capital International Corp., as of March 1st, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BERTHA CLEMENTE-DOUGLAS
MY COMMISSION # FF 996897
EXPIRES: September 27, 2020
Bonded Thru Notary Public Underwriters

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EFG Capital International Corp. and Subsidiary

**(A wholly-owned subsidiary of EFG Capital Holdings Corp.)**

## Consolidated Statement of Financial Condition Pursuant to Rule 17a-5 of the Securities and Exchange Commission December 31, 2018

# EFG Capital International Corp. and Subsidiary
**(a wholly-owned subsidiary of EFG Capital Holdings Corp.)**
## Index
**December 31, 2018** **(Confidential)**

**Page(s)**



## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of EFG Capital International Corp.

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying consolidated statement of financial condition of EFG Capital International Corp. and its subsidiary (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Miami, Florida
March 1, 2019

We have served as the Company's auditor since at least 2001.
We have not determined the specific year we began serving as auditor of the Company.

# EFG Capital International Corp. and Subsidiary
**(a wholly-owned subsidiary of EFG Capital Holdings Corp.)**
## Consolidated Statement of Financial Condition
## December 31, 2018

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 19,376,402 |
| Cash segregated under federal and other regulations | 3,501,620 |
| Due from broker | 149,191 |
| Due from customers | 2,079,004 |
| Accounts receivable | 2,839,416 |
| Due from employees | 112,375 |
| Securities owned, at fair value ($99,230 escrow deposit) | 99,230 |
| Furniture, equipment, leasehold improvements and software, net | 3,296,452 |
| Intangible assets, net | 767,779 |
| Goodwill | 5,896,809 |
| Other assets | 637,430 |
| Total assets | $ 38,755,708 |
| **Liabilities and Stockholder's Equity** | |
| Accounts payable | $ 1,732,664 |
| Due to broker | 2,059,611 |
| Due to customers | 149,063 |
| Accrued expenses and other liabilities | 12,961,205 |
| Subordinated loans from related party | 8,000,000 |
| Total liabilities | 24,902,543 |
| Stockholder's equity | |
| Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding) | 10 |
| Additional paid-in capital | 14,798,919 |
| Accumulated deficit | (945,764) |
| Total stockholder's equity | 13,853,165 |
| Total liabilities and stockholder's equity | $ 38,755,708 |

The accompanying notes are an integral part of this consolidated financial statement.

## 1. Organization and Nature of Business

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp. (the "Parent"), which is owned by EFG International AG ("EFG International"), which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides its customers with investment and brokerage related financial services. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis. The Company also introduces its customers to affiliates, who provide customers with various financial services, and is compensated under fee sharing arrangements.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The consolidated financial statements include the accounts of EFG and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

### Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months. The Company's cash equivalents are mainly comprised of money market accounts.

### Cash Segregated Under Federal and Other Regulations

The Company maintains cash segregated in a special reserve bank account for the exclusive benefit of its customers as well as in a special reserve bank account for the exclusive benefit of Brokers and Dealers; both pursuant to SEC Rule 15c3-3.

### Fails to Receive/Deliver

Pursuant to SEC Rule 15c3-3, the Company records fails to receive/deliver for transactions where clearance and settlement does not occur pursuant to the agreed upon date that are to be settled by EFG Bank AG ("EFG Bank"). The Company records the fails to deliver (included in due from customers at December 31, 2018) and fails to receive (included in due to brokers at December 31, 2018) on its financial statements until the time that the transactions settle. All open transactions as of December 31, 2018 settled shortly after year-end.

**Securities Owned, at Fair Value**
Proprietary securities transactions in regular-way trades are recorded on a trade date basis. In addition, profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value as described in Note 3. As of December 31, 2018, the Company maintained a security escrow deposit in the amount of $99,230.

**Furniture, Equipment, Leasehold Improvements and Software, net**
Furniture, equipment and leasehold improvements are recorded at the cost of acquisition less accumulated depreciation. Leasehold improvements include direct construction costs and other costs related to the development of the property that have been capitalized and have been placed in service as of December 31, 2018.

Routine maintenance and repairs are expensed when incurred. Depreciation is recorded on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement and/or incentive, or the term of the lease.

Software is recorded at cost less accumulated amortization. Software licenses purchased are capitalized if the terms include the right to use in excess of twelve months. Amortization is recorded on a straight-line basis using estimated useful lives of three to five years.

Leasehold incentives received from lessors are recorded in Accrued expense and other liabilities on the consolidated statement of financial condition. Leasehold incentives are amortized over the term of the lease.

**Goodwill and Intangible Assets**
Goodwill represents the excess of consideration transferred in business combinations over the fair value of net tangible and identifiable intangible assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment. The annual impairment test is performed as of October 31st. A reporting unit, as defined under applicable accounting guidance, is a business segment or one level below a business segment. The reporting unit for purposes of evaluation of Goodwill is the net assets and reported operations derived from the client relationship officers and their book of business that has been retained since their acquisition in 2005.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a two-step impairment test is unnecessary. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the Company is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the

assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. Measurement of the fair values of the assets and liabilities of a reporting unit is consistent with the requirements of the fair value measurements accounting guidance, which defines fair value as an exit price, meaning the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit. An impairment loss establishes a new basis in the goodwill and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

For the annual impairment test, management performed a qualitative assessment which considered individual factors such as macroeconomic conditions, industry and market considerations, and overall financial performance. After performing the qualitative assessment, the Company concluded it is more likely than not that the fair value is greater than the carrying value.

Intangible assets consist of the customer relationships acquired in 2005. These intangible assets were initially recorded at fair value, and are amortized on a straight line basis over their estimated useful lives of 3 to 15 years. Intangible assets are reviewed for impairment if events or circumstances indicate that impairment may exist and/or that carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

No impairment losses have been recognized on goodwill or intangible assets through December 31, 2018.

**Stock-based Compensation**

The Company participates in the Parent's equity incentive plan that awards Restricted Stock Units of EFG International's common stock to certain employees. Beginning in 2018, the Company entered into its own equity incentive plan with EFG International that also awards Restricted Stock Units of EFG International's common stock. The Company accounts for the stock-based compensation under the US GAAP provisions, which establishes that compensation expense is recognized for awards granted at the awards' fair value as of grant date over the requisite service period of the award, which is generally the awards' vesting period.

**Revenue from Contracts with Customers**
As of January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606),* as well as any pertinent subsequent ASUs. ASU requires the use of significant judgement to determine whether performance obligations are satisfied at a point in time or over time; how to determine and allocate the transaction prices; when to recognize revenue as each performance obligation is satisfied; and whether constraints or variable consideration should be applied due to uncertain future events. The Company's analysis revealed no financial statement impact upon adoption of ASC 606.

The Company provides services to clients that require the completion of performance obligations in order to recognize revenue. Revenue is recognized when (or as) a service is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to, and the customer obtains control of that service.

**Contract Balances**
Receivables from contracts with customers within the scope of ASU are $303,071 as of December 31, 2018 and are recorded in Accounts Receivable in the Consolidated Statement of Financial Position. The Company does not have any other contract assets or contract liability balances as of December 31, 2018.

**Unsatisfied Performance Obligations**
The Company does not have any unsatisfied performance obligations from contracts with customers within the scope of ASU as of December 31, 2018.

**Disaggregated Revenue**

The Company's revenues disaggregated by major source are as follows:

| | |
|---|---|
| Revenue sharing | $ 27,996,560 |
| Principal transactions | 18,501,480 |
| Commissions and brokerage fees | 8,257,140 |
| Rebates and trailer fees | 2,684,912 |
| Administrative and other services fees | 320,000 |
| Other | 190,859 |
| Total revenues | $ 57,950,951 |

For the year ended December 31, 2018, the Company recorded no revenues related to performance obligations satisfied in prior periods.

**Translation of Foreign Currencies**
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in other income in the consolidated statement of operations.

**Income Taxes**

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company follows guidance related to accounting for uncertain tax positions. Uncertain tax positions are recognized only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax expense or benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax expense or benefit is recorded.

## 3. Fair Value Measurement

Financial instruments are classified based on a three-level valuation hierarchy required by US GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. Accordingly, the degree of judgment exercised in determining fair value is greater for instruments in this category.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2018, the Company held a U.S. Treasury Bill with fair value measurements classification as a level 1 with a fair market value of $99,230.

**Level 1 Valuation Techniques**

The fair value measurements of the U.S. Treasury security is classified as level 1 of the fair value hierarchy, as it is based on quoted market prices in active markets.

As of December 31, 2018, the Company did not have any financial instruments classified as either Level 2 or Level 3.

## 4. Cash Segregated Under Federal Regulations

As of December 31, 2018 $3,001,620 of cash was segregated in a special reserve bank account for the exclusive benefit of customers as well as $500,000 of cash segregated in a special reserve bank account for the exclusive benefit of Brokers and Dealers; both under SEC Rule 15c3-3.

## 5. Securities Owned, at Fair Value

At December 31, 2018 securities owned consists of the following:

| | | |
|---|---|---|
| U.S. Treasury Bills | $ | 99,230 |
| | $ | 99,230 |

The Company's securities owned are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 9.

## 6. Furniture, Equipment, Leasehold Improvements and Software, net

Furniture, equipment, leasehold improvements and software net, consist of the following at December 31, 2018:

| | Useful Lives (in years) | | |
|---|---|---|---|
| Furniture | 5 | $ | 2,132,750 |
| Equipment and Software | 3 - 5 | | 5,271,368 |
| Leasehold improvements | 3 - 7 | | 4,608,747 |
| Artwork | Indefinite | | 104,445 |
| | | | 12,117,310 |
| Less: Accumulated depreciation and amortization | | | (8,820,858) |
| | | $ | 3,296,452 |

Depreciation expense was $847,391 for the year ended December 31, 2018.

## 7. Intangible Assets, Net

Intangible assets consist of the following at December 31, 2018:

| | Useful Lives (in years) | | |
|---|---|---|---|
| Customer relationships | 15 | $ | 6,800,000 |
| Broker-dealer license | - | | 50,000 |
| | | | 6,850,000 |
| Less: Accumulated amortization | | | (6,082,221) |
| | | $ | 767,779 |

Amortization expense amounted to $453,333 for the year ended December 31, 2018 and is estimated at $453,334 the next year and $314,445 in the second and final year of amortization.

## 8. Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2018:

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 140,531 |
| Accounts receivable | 1,967,687 |
| Due from employees | 112,375 |
| Total assets | 2,220,593 |
| **Liabilities** | |
| Accounts payable | 784,570 |
| Accrued expenses and other liabilities | 137,846 |
| Subordinated loans | 8,000,000 |
| Total liabilities | 8,922,416 |

As of December 31, 2018, the Company held cash at EFG Bank and at EFG Bank & Trust (Bahamas) Ltd in the amounts of $107,375 and $33,156, respectively, as a result of revenue generating and intercompany transactions during the year then ended. These balances are included in cash and cash equivalents in the accompanying consolidated statement of financial condition.

As of December 31, 2018, the Company had various balances due from related party entities including EFG Asset Management (Americas) Corp. for $1,351,740, EFG Bank & Trust (Bahamas) for $291,395, EFG Capital Services LLC for $211,343 and various other entities for a combined total of $113,209, as a result of various intercompany transactions, during the year then ended. These balances are included in accounts receivable in the accompanying consolidated statement of financial condition.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2018, due from employees amounted to $112,375.

As of December 31, 2018, the Company had various balances due to related party entities including EFG International of $412,258, EFG Capital Holdings of $100,292, EFG Bank AG of $236,020, and EFG Private Bank (UK) of $36,000 as a result of intercompany transactions occurring during the year then ended. This balance is included in accounts payable in the accompanying consolidated statement of financial condition.

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International in September 2005. In September 2018, the SLA maturity was extended to September 30, 2020. The SLA has an outstanding balance of $8,000,000 and carries an interest rate of 6.67% per annum, of which was previously an interest rate of 5.16% per annum through September 30, 2018. As of December 31, 2018, the Company has accrued interest related to the SLA for $137,846. The SLA was made under agreements pursuant to rules and regulations of the SEC, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. It is the Company's intention to renew the SLA before it becomes due.

The Company entered into a second subordinated loan agreement ("RSLA") with EFG International in September 2011 which took the form of a revolving line of credit with a limit of $5 million. In October 2018, the RSLA credit period was extended to expire on September 30, 2021. As of December 31, 2018, the RSLA has no outstanding balance.

## 9. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by Pershing, a third party clearing organization, and EFG Bank, an affiliate. Pursuant to the Company's agreement with Pershing, the Company is required to maintain $100,000 in security escrow deposit. The deposits consist of U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

**Sub-Clearing Agreements**
The Company has entered into sub-clearing agreements with foreign financial institutions. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

**Guarantees**
The Company applies the provisions of the Financial Accounting Standards Board's guidance, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2018, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2018. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

## 10. Commitments and Contingencies

**Leases**
The Company rents office premises and telecommunications equipment under non-cancelable operating lease agreements. The Company currently has offices in Miami and Peru. Additionally, the Company sub-leased a portion of their office space in Miami effective December 29, 2018.

Lease obligations, under the above-mentioned agreements as of December 31, 2018 are as follows:

| Year | |
|---|---|
| 2019 | 2,224,705 |
| 2020 | 2,291,483 |
| 2021 | 2,347,589 |
| 2022 | 2,378,937 |
| 2023 | 2,242,273 |
| | $ 11,484,987 |

Rent expense was $2,221,549 for the year ended December 31, 2018.

**Concentration of Credit Risk**
The Company and its subsidiary are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**Legal Matters**
The Company was not involved in any legal proceedings, claims, or litigation that in the opinion of management, will result in a material adverse effect on its financial position for the year ended December 31, 2018 and through the date these consolidated financial statements were available for issuance.

## 11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2018, the Company had net capital (as defined) of $8,279,936, which was $7,161,130 in excess of that required. The Company's net capital ratio was 2.03 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros S.R.L, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

## 12. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. All employees are immediately eligible to participate in the Plan and are automatically enrolled on the first of the following month. Employees may elect to make salary deferral contributions, as defined, up to $18,500 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2018 was $595,186.

## 13. Stock Based Plans

The Company participates in Parent's, as well as its own beginning in 2018, equity incentive plan that mirrors the EFG International plan and is paid to the employees with EFG International shares. EFG International has committed to provide the both the Parent and Company on an ongoing basis the shares required to settle the Restricted Stock Unit ("RSU") awards with the Company's employees at the end of each vesting period in exchange nominal cash and equity consideration from the Parent for shares granted in subsequent years.

The value of the awards are based on the Stock Price of EFGI at the time of the grant. The compensation costs associated with the RSUs are amortized over a 3 year vesting period. There

were 572,189 RSUs granted for the year ended December 31, 2018 and there were 2,030,835 unvested RSUs as of December 31, 2018.

The RSU incentive awards under the above-mentioned plan as of December 31, 2018 are as follows:

| Year granted | Fair value at grant date | Dec. 31, 2017 unamortized | Current year grants | Current year forfeitures | Current year amortization | Dec. 31, 2018 unamortized |
|---|---|---|---|---|---|---|
| 2015 | 4,683,552 | 320,454 | - | - | (320,454) | - |
| 2016 | 5,003,767 | 1,798,360 | - | - | (1,485,033) | 313,327 |
| 2017 | 5,522,270 | 3,829,199 | - | - | (1,936,069) | 1,893,130 |
| 2018 | 3,922,336 | - | 3,922,336 | - | (1,276,555) | 2,645,781 |
| | | $ 5,948,013 | $ 3,922,336 | $ - | $ (5,018,111) | $ 4,852,238 |

RSU expense in 2018 amounted to $5,018,111 and is included in employee compensation and benefits in the consolidated statement of operations.

## 14. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

## 15. Income Taxes

The components of the income tax benefit for the year ended December 31, 2018, are as follows:

| | Federal | State | Total |
|---|---|---|---|
| Current tax (benefit) expense | $ (193,169) | $ - | $ (193,169) |
| Deferred tax (benefit) expense | 1,025,628 | 270,252 | 1,295,880 |
| Income tax (benefit) expense | $ 832,459 | $ 270,252 | $ 1,102,711 |

The Company's income tax rate computed at the statutory federal rate of 21% differs from its effective tax rate of (19.67%) due to the impact of state taxes and permanent items as well as provision to return adjustments and the establishment of a valuation allowance against the net deferred tax asset.

The deferred tax provision consists of income taxes related to the differences between the tax basis of assets and liabilities and their financial reporting amounts.

At December 31, 2018, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

| | |
|---|---|
| **Deferred tax assets** | |
| Accrued bonus and compensation | $ 2,328,171 |
| Net operating losses | 516,752 |
| Accrued interest to Parent | 34,355 |
| Intangible assets | 153,163 |
| Other | 125,044 |
| | 3,157,485 |
| **Deferred tax liabilities** | |
| Goodwill | (166,230) |
| Fixed assets | (326,738) |
| | (492,968) |
| Valuation allowance | (2,664,517) |
| Net deferred tax asset | $ - |

Included in the deferred tax asset balance is approximately $516,752 attributable to federal and state net operating loss carryforwards, which includes the impact of unrecognized tax benefits. The federal net operating loss carryforwards do not expire and the state net operating loss carryforwards begin to expire after 2036.

The Company is subject to U.S. federal income tax, as well as state income tax primarily in Florida. The Company is not currently subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2015. The net deferred tax asset before valuation allowance as of December 31, 2018 was $2,664,517. A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence in concluding that as of December 31, 2018 a full valuation allowance was necessary against its net deferred tax assets.

The Company recorded an uncertain tax position of $619,091 as of December 31, 2018 which reduced the deferred tax asset related to net operating losses as a result of timing of deducting bonus accruals. This uncertain tax position is expected to reverse within the next 12 months once an accounting method change is filed with the Internal Revenue Service.

## 16. Subsequent Events

The Company considered subsequent events through March 1, 2019, the date the financial statements were available to be issued. In February 2019, the Company received a capital contribution from Parent for $4 million. No other events warranted disclosure or adjustment to the financial statements.

******************

**EFG Capital International Corp.**
701 Brickell Avenue 9TH Floor
Miami, Florida 33131
USA

Phone: (305) 482-8000
Fax: (305) 482-8200
efginternational.com

EFG



# EFG Capital International Corp.'s Compliance Report

EFG Capital International Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance related to 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13 and Rule 2340 of National Association of Securities Dealers, Inc. as adopted by the Financial Industry Regulatory Authority, Inc. was effective during the most recent fiscal year ended December 31, 2018;

(3) The Company's Internal Control Over Compliance related to 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13 and Rule 2340 of National Association of Securities Dealers, Inc. as adopted by the Financial Industry Regulatory Authority, Inc. was effective as of the end of the most recent fiscal year ended December 31, 2018;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company

**EFG Capital International Corp.**

We swear (or affirm) that, to the best of our knowledge and belief, this Compliance Report is true and correct.



**By:**
Eduardo Cruz
Title: Chief Compliance Officer



**By:**
Marco A Tuesta
Title: Chief Financial Officer

March 1, 2019



## Report of Independent Registered Public Accounting Firm

To Board of Directors of EFG Capital International Corp.

We have examined EFG Capital International Corp.'s assertions, included in the accompanying EFG Capital International Corp.'s compliance report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during year ended December 31, 2018, based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2018, based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2018, , and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of National Association of Securities Dealers, Inc. (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended December 31, 2018, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018, was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on EFG Capital International Corp. 's compliance with the financial responsibility rules.

*PricewaterhouseCoopers LLP, 333 SE 2nd Ave, Suite 3000, Miami, FL 33131*
*T: (305) 375-7400, F: (305) 375-6221, www.pwc.com*



Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EFG Capital International Corp.'s assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

March 1, 2019